PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SUPPL

07024249

BY COURIER

No/Date : F/D1 : 324 | 1-6-2007

Securities and Exchar
450 Fifth Street, NW
Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 06 2007
WASH. DC
185

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
JUN 12 2007
THOMSON
FINANCIAL

Enclosure
- An Announcement

dlw 6/11

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. announces that on May 31, 2007, Mr. Charalambos David resigned from his position as Board member of PPC S.A. His replacement will follow the procedures provided in the Statutes of the Public Power Corporation S.A.

Athens, 1 June 2007

END